Exhibit (a)(5)(ii)

At the Company: Muriel Lange Investor Relations Phone: (215) 887-2280 (X3023) Email: mlange@afrt.com	Media Inquiries: Margot Olcay Rubenstein Communications, Inc. Phone: (212) 843-8284 Email: molcay@rubenstein.com

AMERICAN FINANCIAL REALTY TRUST ANNOUNCES EXTENSION OF THE TENDER
OFFER FOR ITS OUTSTANDING 4.375% CONVERTIBLE SENIOR NOTES DUE 2024

JENKINTOWN, PA (March 28, 2008) — American Financial Realty Trust (NYSE: AFR) (the “Company”) today announced that it is extending to 5:00 p.m., New York City time, on April 1, 2008, the expiration date of its previously announced cash tender offer to purchase any and all of the outstanding $450,000,000 principal amount of the Company’s 4.375% Convertible Senior Notes due 2024 (the “Notes”).

The tender offer is being made pursuant to the terms and conditions set forth in the Offer to Purchase dated March 3, 2008 for the Notes, as amended, and the related Letter of Transmittal.  As previously announced, the Company is offering to purchase the Notes at a purchase price equal to $1,000.00 per $1,000 principal amount of Notes validly tendered and not withdrawn, plus accrued and unpaid interest up to, but not including, the payment date. Holders of Notes who have previously tendered their Notes do not need to re-tender their Notes or take any other action in response to this extension.

Except as described above, all other terms and conditions of the tender offer are unchanged.

The tender offer is subject to the satisfaction of certain conditions, including consummation of the merger (the “Merger”) of an indirect subsidiary of Gramercy Capital Corp. (“Gramercy”) with and into the Company pursuant to the previously announced Agreement and Plan of Merger, dated as of November 2, 2007, by and among Gramercy, GKK Capital LP, GKK Stars Acquisition LLC, GKK Stars Acquisition Corp., GKK Stars Acquisition LP, the Company and First States Group, L.P.  The tender offer is not conditioned upon the tender of a minimum amount of Notes and is not subject to a financing condition.  The Company intends to fund its purchase of the Notes through funds to be received from Gramercy or its affiliates and from the proceeds of financing activities undertaken by Gramercy or its affiliates in connection with the completion of the Merger.  The completion of the tender offer is not a condition to completion of the Merger.

Global Bondholder Services is the information agent for the tender offers.   Requests for documentation should be directed to Global Bondholder Services at (866) 540-1500 (toll-free).

Additional Information and Where to Find It

This press release is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities and no recommendation is made as to whether or not holders of the Notes should tender their Notes pursuant to the tender offer.  The tender offer is being made solely pursuant to the applicable Offer to Purchase and the related Letter of Transmittal which set forth the complete terms of the tender offer.  Copies of the Offer to Purchase, Letter of Transmittal and other related documents will be filed with the U.S. Securities and Exchange Commission (the “SEC”) as exhibits to the Company’s Tender Offer Statement on Schedule TO, as amended.  These documents contain important information about the Company, the Notes, the tender offer and related matters.   Investors and security holders are urged to read carefully the Schedule TO and all exhibits thereto, including the Offer to Purchase and Letter of Transmittal.   Investors and security holders can obtain free copies of the Schedule TO, the Offer to Purchase, the Letter of Transmittal and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All statements other than statements of historical facts included in this press release are forward-looking statements.  All forward-looking statements speak only as of the date of this press release.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements or transactions of the Company, Gramercy and their affiliates or industry results or the benefits of the proposed transaction to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements.  Such risks, uncertainties and other factors relate to, among others, the satisfaction of closing conditions to the Merger, difficulties encountered in integrating the companies and the effects of general and local economic conditions, interest rates, capital market conditions, bankruptcies and defaults of borrowers or tenants in properties securing the companies’ investments, and other factors, which are beyond the companies’ control.  Additional information or factors which could impact the companies and the forward-looking statements contained herein are included in each company’s filings with the Securities and Exchange Commission.  The companies assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

About American Financial Realty Trust

American Financial Realty Trust is a self-administered, self-managed real estate investment trust that acquires properties from, and leases properties to, regulated financial institutions. The Company through its operating partnership and various affiliates owns and manages its assets primarily under long-term triple net and bond net leases with banks. The Company is traded on the New York Stock Exchange under the ticker symbol AFR.

For more information on American Financial Realty Trust, visit the Company’s website at www.afrt.com.